HATELEY & HAMPTON
ATTORNEYS & COUNSELORS

201 SANTA MONICA BOULEVARD
SUITE 300
SANTA MONICA, CA 90401-2224
TELEPHONE (310) 576-4758
FACSIMILE (310) 388-5899
Email: dhateley@hateleyhampton.com

October 10, 2014

Ms. Kristina Aberg
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, DC 20549

Re: **Chalet Lifestyles, Inc.**
       Response to Comment letter dated September 24, 2014
       Registration Statement on Form S-1
       Filed: August 28, 2014
       File No. 333-198437

Dear Ms. Aberg:

Enclosed is the Pre-Effective Amendment No. 1 to the above Registration Statement. The changes are made in response to the initial Registration Statement and to make appropriate updates. The paragraph numbers below correspond to the numbered comments in your comment letter dated September 24, 2014.

General

1.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including data culled from the Recreation Vehicle Industry Association, Harris Interactive, PKF and RVIA. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the review process. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

Response: The registrant has provided the industry data and has marked the specific language that supports each statement. The registrant confirms that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

HATELEY & HAMPTON
ATTORNEYS & COUNSELORS

Ms. Kristina Aberg
October 10, 2014
Page 2 of 7

2.　　Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:　None.

3.　　Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response:　Revised. Will not include logo or other graphics.

Prospectus Cover Page

4.　　Please revise the cover page of your prospectus to reference the applicability of penny stock rules to transactions in your securities and include such disclosure in your prospectus summary.

Response:　Added "Penny stocks are low-priced shares of small companies not traded on an exchange or quoted on NASDAQ. Prices often are not available. Investors in penny stocks often are unable to sell stock back to the dealer that sold them the stock. Thus, you may lose your investment. Be cautious of newly issued penny stocks."

Prospectus Summary

5.　　Please revise the introductory paragraph under this heading to clarify that your summary includes all material terms of the offering and your business.

Response:　Revised. Now states "This summary provides an overview of all material terms of the offering and the business, which detailed information, is contained elsewhere in this prospectus. It does not contain all the information you should consider before making a decision to purchase the shares we are offering."

HATELEY & HAMPTON
ATTORNEYS & COUNSELORS

Ms. Kristina Aberg
October 10, 2014
Page 3 of 7

6. We note that your key executives' current business is located in Oregon. Please supplement your disclosure to more fully describe the geographical areas in which you plan to operate.

Response: Revised to indicate that the Company intends to market its services throughout the continental United States and Canada.

7. Please revise to clarify that the statement regarding Chalet RV, Inc. as a "leading" manufacturer of campers in North America constitutes your belief.

Response: Revised to indicate that it is the Company's belief.

Business

Our Business Strategy, page 6

8. Revise here and in the MD&A to fully discuss the host of consulting services you intend to provide. Please also describe how you plan to utilize web-based applications in connection with such services.

Response: Revised.

Risk Factors

General

9. We note that your key executives will continue to own a majority of your outstanding shares after this offering. As such, please revise to include a risk factor to discuss the risk associated with his ability to cause you to engage in a business combination without seeking shareholder approval, as applicable.

Response: We believe this is already addressed in the following risk factor. We have added the underlined words shown below to clarify.

Because insiders will continue to control our activities and own a majority of our outstanding common shares after this offering. Accordingly, they may cause us to act in a manner that is most beneficial to them and not to outside shareholders, which could cause us not to take actions that outside investors might view favorably and which could prevent or delay a change in control.

HATELEY & HAMPTON
ATTORNEYS & COUNSELORS

Ms. Kristina Aberg
October 10, 2014
Page 4 of 7

Don L. Rose, our director and chief executive officer owns 10,000,000 common shares representing 50.00% of the outstanding common stock and Patricia Rose, our other director holds 10,000,000 or 50.00% of our outstanding common stock. Don Rose and Patricia Rose are husband and wife. As a result, they effectively control all matters requiring director and stockholder approval, including the election of directors, the approval of significant corporate transactions, such as business combinations, mergers and related party transactions as well as their compensation. These insiders also have the ability to delay or perhaps even block, by their ownership of our stock, an unsolicited tender offer. This concentration of ownership could have the effect of delaying, deterring or preventing a change in control of our company that you might view favorably.

Use of Proceeds, page 19

10.   There appears to be a mathematical error in your calculation of the line item for Total Offering Proceeds. For example, total offering proceeds assuming sale of 25% of 2,000,000 shares at $0.05 per share would yield $25,000 in total offering proceeds. As currently presented, your table indicates that your uses of proceeds exceed total offering proceeds received. Please revise.

Response: Revised.

11.   Please expand your disclosure in footnote one to explain how you estimated the referenced Sales representative expenses.

Response: Expanded to state "These costs are based upon management's prior experience in the industry with Chalet RV, Inc. and are based upon Chalet RV, Inc.'s experience with a national sales manager and regional sales personnel."

12.   Please also confirm that the verbal arrangement of your shareholders to loan funds to complete the registration process represents an obligation in addition to the $20,000 previously advanced by such persons

Response: Revised to add "which represents an obligation in addition to the $20,000 they have previously advanced."

The Offering, page 20

13.   You state in the second paragraph on page 21 that a market maker has agreed to file a Rule 211 application with FINRA. Please identify this market maker. Please also reconcile this with your disclosure on page 24 under "Market for Securities."

Response: Revised and reconciled.

HATELEY & HAMPTON
ATTORNEYS & COUNSELORS

Ms. Kristina Aberg
October 10, 2014
Page 5 of 7

<u>Dilution, pages 21 – 23</u>

14.   The calculations disclosed in the last paragraph on page 21 are inconsistent with the calculations disclosed when discussing if 100% of the shares are sold on page 22. It appears the assumptions are the same and therefore the calculations should be consistent. Please clarify or revise accordingly.

Response: Revised.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Plan of Operation</u>

<u>General</u>

15.   In each of the following sections, please include disclosure to address the likely alternatives for satisfying your capital needs.

Response: Revised.

<u>Develop Our Website, page 29</u>

16.   Please revise to clarify whether the material costs reflected here includes your anticipated $5,000 website development expense.

Response: Clarified.

<u>Commence Marketing Campaign, page 30</u>

17.   Please reconcile your discussion in this section with your anticipated Marketing and Advertising expenses presented in the Use of Proceeds section. Also, in light of the range of $10,000 - $80,000.00, based on the net proceeds, to devote to your marketing efforts, please revise to discuss with greater specificity what you plan to accomplish based on these varying amounts.

Response: Reconciled and Revised.

HATELEY & HAMPTON
ATTORNEYS & COUNSELORS

Ms. Kristina Aberg
October 10, 2014
Page 6 of 7

Business

Services, page 31

18.   Please revise your disclosure here and in the Plan of Operation section, as applicable, to better describe your current activities, including the development of your consulting and marketing model.

Response: Revised.

19.   We refer to the last paragraph on page 31. Please expand upon your disclosure of the subscription-based offerings, membership, and the "MarryAHero branded mobile application."

Response: Revised.

Directors, Executive Officers, Promoters and Control Persons, page 34

20.   Please revise your disclosure in this section to discuss the extent of Mr. Rose's experience with providing consulting services in both domestic and foreign markets. Please state examples of the types of services he has provided and specifically identify the markets in which he has provided such services. Please also revise the subcaption and narrative for Mr. Rose to clarify that serves in the capacity of Chief Executive Officer.

Response: Revised.

21.   Please also briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that each named person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Response: Revised.

        We believe the foregoing changes have adequately addressed the SEC's comments. If you have any question or require anything further, please feel free to call me at 310-576-4758.

HATELEY & HAMPTON
ATTORNEYS & COUNSELORS

Ms. Kristina Aberg
October 10, 2014
Page 7 of 7


Sincerely yours,

HATELEY & HAMPTON,

/s/ Donald P. Hateley
Donald P. Hateley, Esq., CPA


cc: Don L. Rose, President